==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                               Agere Systems Inc.
           ---------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   00845V 10 0
               -------------------------------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------

                                Scott A. Arenare
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                              Andrew R. Brownstein
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


                                   May 2, 2003
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                                Page 1 of 8 Pages

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



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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    WARBURG PINCUS EQUITY VIII, L.P.
                    I.R.S. IDENTIFICATION NO. 13-4161869
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                        [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF               7.  SOLE VOTING POWER
                                     -0-
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY
                            8.  SHARED VOTING POWER
    OWNED BY                         33,650,000

      EACH          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   REPORTING                         -0-

  PERSON WITH       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                     33,650,000

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    33,650,000
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.5%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------







--------------------
* Represents the percentage of Class A Common Stock beneficially owned by WP VIII as of May 2, 2003. As of May 2, 2003, WP VIII beneficially owned 2.0% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    WARBURG PINCUS & CO.
                    I.R.S. IDENTIFICATION NO. 13-6358475
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
   3          SEC USE ONLY
                                                                          [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF               7.  SOLE VOTING POWER
                                     -0-
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY
                            8.  SHARED VOTING POWER
    OWNED BY                         33,650,000

      EACH          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   REPORTING                         -0-

  PERSON WITH       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                     33,650,000

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    33,650,000
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.5%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------







--------------------
* Represents the percentage of Class A Common Stock beneficially owned by WP as of May 2, 2003. As of May 2, 2003, WP beneficially owned 2.0% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    WARBURG PINCUS LLC
                    I.R.S. IDENTIFICATION NO. 13-3536050
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
   3          SEC USE ONLY
                                                                         [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF               7.  SOLE VOTING POWER
                                     -0-
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY
                            8.  SHARED VOTING POWER
    OWNED BY                         33,650,000

      EACH          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   REPORTING                         -0-

  PERSON WITH       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                     33,650,000

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    33,650,000
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.5%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
--------------------------------------------------------------------------------







--------------------
*Represents the percentage of Class A Common Stock beneficially owned by WP LLC as of May 2, 2003. As of May 2, 2003, WP LLC beneficially owned 2.0% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D

            Reference is made to the statement on Schedule 13D filed on June 21, 2002, Amendment No. 1 thereto filed July 29, 2002, Amendment No. 2 thereto filed October 17, 2002, Amendment No. 3 thereto filed April 8, 2003 and Amendment No. 4 thereto filed April 30, 2003 (as so amended, the "Schedule 13D") on behalf of Warburg Pincus Private Equity VIII, L.P., a limited partnership organized under the laws of Delaware ("WP VIII"), Warburg Pincus & Co., a general partnership organized under the laws of New York ("WP"), and Warburg Pincus LLC, a limited liability company organized under the laws of New York ("WP LLC", and together with WP VIII and WP, the "Reporting Persons"). All capitalized terms used without definition herein have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 5 to the Schedule 13D amends the Schedule 13D as follows.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is amended as follows:

(a) As of May 2, 2003, the Reporting Persons beneficially owned an aggregate of 33,650,000 shares of Class A Common Stock. Of the aggregate of 33,650,000 shares of Class A Common Stock beneficially owned by WP and WP LLC, approximately 1,039,785 shares represent shares of Class A Common Stock beneficially owned by WPNPE VIII I, WPNPE VIII II and WPGPE VIII. By reason of WP's and WP LLC's respective relationships with the Investors, under Rule 13d-3 of the Exchange Act, WP and WP LLC may be deemed to beneficially own all of the shares of Class A Common Stock that are beneficially owned by the Investors.

     As of May 2, 2003, the 33,650,000 shares of Class A Common Stock beneficially owned by each Reporting Person represented approximately 4.5% of the outstanding shares of Class A Common Stock, and 2.0% of the Issuer's outstanding shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), taken as a whole (based on 744,288,076 shares of Class A Common Stock and 907,995,677 shares of Class B Common Stock outstanding as of January 31, 2003, as set forth in the Issuer's Form 10-Q for the quarterly period ended December 31, 2002).

(b) As described in paragraph (a) above, the Group Members have beneficial ownership over an aggregate of 33,650,000 shares of Class A Common Stock. Each of the Investors shares voting power and dispositive power over the shares of Class A Common Stock that such Investor beneficially owns with WP LLC and WP.

(c) The Investors disposed of Convertible Subordinated Notes with an aggregate principal amount of $38,500,000 in brokered transactions as described below:


          Date          Aggregate Principal     Price (% of Principal         Gross Proceeds (not including
                              Amount                 Amount)                     accrued interest)
      ------------      -------------------     ---------------------         ------------------------------
        4/30/03             $8,000,000                  100%                           $8,000,000
         5/1/03            $10,000,000                101.88%                          $10,087,500
         5/2/03            $20,500,000                105.25%                          $21,576,250



      Except as described herein, since the date of Amendment No. 4 to the
      Schedule 13D, there have been no transactions in shares of Class A Common Stock effected by the Reporting Persons or, to the best of their knowledge, by any of the persons set forth on Schedule I.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

(e) On May 2, 2003, each of the Reporting Persons ceased to be a beneficial owner or more than 5% of the Class A Common Stock.

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2003


                               WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                               By:  Warburg Pincus & Co.,
                                    General Partner

                                  By: /s/ Scott A. Arenare
                                     -----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


                               WARBURG PINCUS & CO.

                              By: /s/ Scott A. Arenare
                                  --------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner


                               WARBURG PINCUS LLC

                              By: /s/ Scott A. Arenare
                                  ----------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Member


                               WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII
                                  C.V. I

                               By:  Warburg Pincus & Co.,
                                    General Partner

                                  By: /s/ Scott A. Arenare
                                     -----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner

                               WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII
                                     C.V. II

                               By:  Warburg Pincus & Co.,
                                    General Partner

                                  By: /s/ Scott A. Arenare
                                     -----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


                               WARBURG PINCUS GERMANY PRIVATE EQUITY VIII KG

                               By:  Warburg Pincus & Co.,
                                    General Partner

                                  By: /s/ Scott A. Arenare
                                     -----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner